

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People's Republic of China

   Re: WeRide Inc.
     Amendment No. 2 to Draft Registration Statement on Form F-1
     Submitted May 30, 2024
     CIK No. 0001867729

Dear Tony Xu Han:

  We have reviewed your amended draft registration statement and have the following comments.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Continued investment in technology, page 94

1. We note your disclosure on page F-20 that, "The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits." Please include similar disclosure in your MD&A when discussing your investment in technology. Specifically discuss what you are developing and when you expect those development activities would generate probably

future economic benefit.

2. Given your material investment in the WeRide One platform, discuss the stage of development of the platform as of the date of the filing. Disclose when you expect to generate significant revenue and profit as it relates to the WeRide One platform.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Key Components of Results of Operations, page 96

3. We note your response to prior comment 3. Please consider presenting the statistical data in a tabular format for ease of understanding the trends between periods presented.

4. As of the date of your filing, please disclose the value of unrecognized share-based compensation expenses and the period you expect to recognize that expense. We refer to disclosure on page 113 of your filing.

Results of Operations, page 101

5. You state the decrease in robobuses sales from 2023 to 2022 was due to a challenging macroeconomic environment. Please discuss the challenging macroeconomic environment in the jurisdictions where you have sales. Discuss if this is a trend and whether you expect sales to increase or decrease in future periods.

6. We note your response to our prior comment 6. Please quantify what portion of the increase in service revenue is a result of ADAS research and development services versus operational and technical support services. Discuss if you expect revenue from these services to continue to grow or decrease in future periods.

7. When more than one factor contributes to an increase or decrease to a line item, please quantify each factor. In your current filing this should be done for research and development expenses, administrative expenses, and selling expenses.

Liquidity and Capital Resources
Cash flows and working capital, page 108

8. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities.

Consolidated Financial Statements
Consolidated Statements of Profit or Loss, page F-3

9. We are considering your response to prior comment 13 and may have additional comments.

General

10.   Prior comment 20 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the "Act"). The Company's response did not address its subsidiaries. Accordingly, we are reissuing prior comment 20 with respect to the Company's subsidiaries.

11.   Prior comment 21 requested a detailed legal analysis regarding whether the Company and each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Act. The Company's response did not address its subsidiaries. Accordingly, we are reissuing prior comment 21 with respect to the Company's subsidiaries.

12.   Please identify the date on which the Company first believed that it was eligible to rely on Rule 3a-8 and the Company's expectations with respect to future reliance on the rule. We note that The Commission has expressed the view that "an R&D company would not be expected to maintain perpetually a portfolio of investment securities." *See* Certain Research and Development Companies, Investment Company Act Release No. 25835 (Nov. 26, 2002) [67 FR 71915] (Dec.3, 2002) at 71918.

13.   With respect to the Company's analysis under Rule 3a-(8)(a)(1), please provide a balance sheet for the last four fiscal quarters, identifying the relevant research and development expenses as a proportion of the Company's total operating expenses. Also, identify with specificity the Company's relevant research and development expenses for the last four fiscal quarters and provide a legal analysis of why, in the Company's view, each such expense should be considered a research and development expense under Rule 3a-8(b)(9).

14.   With respect to the Company's analysis under Rule 3a-8(a)(2), please provide an income statement for the last four fiscal quarters, identifying the Company's net income derived from investments in securities as a proportion of the Company's research and development expenses.

15.   With respect to the Company's analysis under Rule 3a-8(a)(3), please provide the Company's expenses for investment advisory and management activities, investment research and custody for the last four fiscal quarters.

16.   With respect to the Company's analysis under Rule 3a-8(a)(4), please discuss whether the figure provided in the Company's response—"[m]ore than 99.9% of the Company's investments in securities are capital preservation"—reflects the *number* of the Company's investments in capital preservation investments or *percentage* of the Company's assets allocated to such investments. Also, we note that Rule 3a-8(b)(4) defines "capital preservation investment" as an investment that is made to conserve capital and liquidity until the funds are used in the issuer's primary business or businesses. In the release adopting Rule 3a-8, the Commission indicated that it was adopting the definition of

"capital preservation investment" as proposed, which indicated that capital preservation investments are liquid so that they can be readily sold to support the research and development company's activities as necessary and present limited credit risk. *See* Certain Research and Development Companies, Investment Company Act Release No. 26077 (June 16, 2003) [68 FR 37045] [June 20, 2003], at 37048-49 ("Adopting Release"). The Adopting Release further states that: "…investments in equity or speculative debt would not meet the definition of capital preservation investments, but would be considered 'other investments' subject to the limits stated in the rule." *Id.*

- Please discuss in detail the Company's investments in wealth management products managed by banks linked to bonds and explain specifically why the Company views these products to be capital preservation investments. In connection with that response, please address why the Company views these investments as presenting limited credit risk, whether the bonds are speculative in nature, the credit rating, if any, and any other factors relevant to the Company's view that these securities constitute capital preservation securities.
- Please discuss the terms of the time deposits, including whether the Company may exit from such positions early and, if so, whether such exit would be subject to early withdrawal penalties. Further, to the extent applicable, please explain in detail whether and how any such restrictions on withdrawal or the imposition of a withdrawal penalty would impact whether such investments constitute capital preservation securities.
- Please discuss the maturities of the wealth management products linked to bonds and time deposits in the context of the Company's expected time horizon for their use in connection with the Company's research and development activities.

17. With respect to the Company's analysis under Rule 3a-8(a)(5), the Company's analysis of this requirement of the rule is conclusory and therefore does not allow the staff to assess the Company's position. Please discuss in greater detail the Company's view that it satisfies Rule 3a-8(a)(5).

18. With respect to the Company's analysis under Rule 3a-8(a)(6), please identify the titles and/or approximate level of seniority of the employees that devote time to managing the Company's capital preservation investments.

19. With respect to the Company's analysis under Rule 3a-8(a)(7), please identify the date on which the Company's board of directors adopted the written investment policy referred to in the Company's prior response addressing Rule 3a-8(a)(7).

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Haiping Li